                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


  X                   ANNUAL REPORT PURSUANT TO SECTION  15(d)  OF THE
-----                 SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED,
                      EFFECTIVE OCTOBER 7, 1996]

                            For the fiscal year ended December 24, 2000

                      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
-----                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                            For the transition period from _________ to ______.

                         Commission file number: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)

                            135 Morrissey Boulevard
                                 P.O. Box 2378
                             Boston, MA 02107-2378
                               (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43d Street
                               New York, NY 10036
                 (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

              A statement of net assets available for plan benefits for the years ended December 24, 2000 and December 24, 1999.

              A statement of changes in net assets available for plan benefits for each of the years ended December 24, 2000, December 24, 1999 and December 24, 1998.

              Accompanying notes for the financial statements.

              Schedule of assets held for investment purposes.

              Schedules of reportable transactions for the years ended December 24, 2000 and December 24, 1999.

Signatures

         The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            THE BGEA/ BOSTON GLOBE
                                            EMPLOYEE SAVINGS PLAN

                                            By  /s/ Steve Behenna
                                                ----------------------------
                                                    Steve Behenna
                                                    Administrative Trustee

Dated:   June 22, 2000

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 24,

                                  2000 AND 1999

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                           DECEMBER 24, 2000 AND 1999

                                TABLE OF CONTENTS







Independent Auditors' Report                                             1

Statement of Net Assets Available For Plan Benefits                      2

Statement of Changes In Net Assets Available For Plan Benefits           3

Notes to the Financial Statements                                      4-8


SUPPLEMENTAL SCHEDULES:

         Schedule of Assets Held for Investment Purposes              9-11
         December 24, 2000

         Reportable Transactions for the Year Ended
         December 24, 2000                                              12

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Trustees of the
BGEA/Boston Globe Employee Savings Plan:

We were engaged to audit the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the years ended December 24, 2000 and 1999, and the period ended December 24, 1998. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Notes C and H, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 24, 2000 and 1999, and for the period ended December 24, 1998, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Hoffman & Manning, CPAs
Boston, Massachusetts
June 6, 2001

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 24, 2000 AND 1999



                           ASSETS                       2000            1999
                           ------                       ----            ----

Investments, at fair market value (Note C)           $43,078,077     $44,838,957

Employer matching contribution receivable                      0          13,870

Participants' notes receivable                           791,418         652,042
                                                     -----------     -----------

                                                      43,869,495      45,504,869
                                                     ===========     ===========

                         LIABILITIES
                         -----------

Administrative Expenses Payable                                0               0

                                                     -----------     -----------
                                                               0               0

Net assets available for Plan benefits               $43,869,495     $45,504,869
                                                     ===========     ===========












     The accompanying notes are an integral part of the financial statements

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 DECEMBER 24, 2000, 1999, AND DECEMBER 24, 1998



                                                   2000           1999           1998
                                                   ----           ----           ----
Additions:
     Participants' contributions               $  3,877,540    $  3,632,216   $  3,528,087
     Rollover contributions                         447,543          80,941        355,545
     Employers' matching contributions              780,915         422,549        402,006
     Employers' contributions                       555,068         543,682        521,265
     Interest and dividend income                 3,684,841       3,037,536      1,953,775
     Net appreciation/(depreciation) in fair
             value of investments                (6,615,164)      7,709,244      3,269,654
                                               ------------    ------------   ------------

             Total additions                      2,730,743      15,426,168     10,030,332

Deductions:
     Benefits paid to participants                4,357,225       3,286,727      1,608,821
     Administrative fees                              8,892           8,511         13,595
                                               ------------    ------------   ------------

             Total  deductions                    4,366,117       3,295,238      1,622,416

                                               ------------    ------------   ------------
Net increase/(decrease)                          (1,635,374)     12,130,930      8,407,916
Net assets available for Plan benefits,
     beginning of year                           45,504,869      33,373,939     24,966,023
                                               ------------    ------------   ------------

Net assets available for Plan benefits,
     end of year                               $ 43,869,495    $ 45,504,869   $ 33,373,939
                                               ============    ============   ============




     The accompanying notes are an integral part of the financial statements

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                 ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS


A.  DESCRIPTION OF THE PLAN
    -----------------------

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employee's behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and reflects an allocation [based on participant account balances] of (a) fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds:

     Putnam Health Sciences Trust              Putnam New Opportunities Fund
     Putnam Voyager Fund                       Putnam Growth & Income
     Putnam Vista Fund                         Putnam S&P 500 Index Fund
     The George Putnam Fund of Boston          Putnam Diversified Income Fund
     Putnam U.S. Government Income Trust       Putnam International Growth Fund
     Putnam Money Market Fund                  Domini Social Equity

Or in the following equity securities directly:

     New York Times Common Stock               AT&T Corp. Common Stock
     NCR Corp Common Stock                     Lucent Technologies Common Stock
     Avaya Stock

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

    --------------------------------

4. MATCHING CONTRIBUTIONS. During 2000 and 1999 the Company matched 33 1/3% of employee contributions up to a maximum of 6% of compensation

5. EMPLOYER CONTRIBUTIONS. During 2000 and 1999 the Company contributed 1% of compensation for all eligible employees.

6. VESTING. Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

7. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

B.  SUMMARY OF ACCOUNTING POLICIES
    ------------------------------

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions, which are to be invested in each investment fund.

The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

C.  INFORMATION CERTIFIED BY THE CUSTODIAN (UNAUDITED)
    --------------------------------------------------

Putnam Fiduciary Trust Company ("Putnam"), custodian for the Plan from December 25, 1997 to December 24, 2000, have certified to the completeness and accuracy of the investments of the Plan as of December 24, 2000 and the investment transactions of the Plan for the year then ended.

The following summary is derived from information certified by Putnam. The investment portfolio held by the Plan at fair value consists of the following at December 24, 2000:

                            FAIR VALUE OF INVESTMENTS

                                                                        DECEMBER 24, 2000
                                                                        -----------------
                                                                 # OF SHARES           FAIR VALUE
                                                                 -----------           ----------
Mutual Funds:
         Money Market                                             2,024,178           $ 2,024,178
         U.S. Government                                             59,994               766,726
         Growth & Income                                            150,358             2,059,550
         Aggressive Growth                                           61,395             3,678,788
         Common Stock                                             1,194,451            23,217,704
         Common Stock Sector                                         81,004             6,362,849
Equity securities:
         New York Times Co.                                         122,262             4,760,566
         AT & T Corp.                                                 4,073                72,551
         Lucent Technologies                                          8,582               116,924
         NCR Corporation                                                217                10,656
         Avaya Stock                                                    682                 7,585
                                                                                      -----------

         Total Investments at Fair Value                                              $43,078,077
                                                                                      ===========

                         NET ACTIVITY FOR THE PERIOD ENDED DECEMBER 24, 2000

                                                            NET CHANGE IN FV      INTEREST & DIVIDENDS
                                                            ----------------      --------------------
Mutual Funds:
         U.S. Government & Money Market                      $       27,471           $   157,786
         Growth & Income                                            (68,702)              112,799
         Aggressive Growth Fund                                  (1,662,005)              507,206
         Common Stock                                            (4,522,962)            2,512,100
         Common Stock Sector                                      1,262,746               326,123
Equity securities                                                (1,651,712)               68,827
                                                             --------------           -----------

         Net change in Fair Value                            $   (6,615,164)          $ 3,684,841
                                                             ===============          ===========

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

D.  PLAN TERMINATION
    ----------------

Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.


E.  PARTICIPANT LOANS
    -----------------

Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs. The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent. The total outstanding balances on participant loans was $791,418 and $652,042 as of December 24, 2000 and 1999, respectively.


F.  PLAN TAX STATUS
    ---------------

The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes under section 501(c). A favorable determination letter dated October 12, 1990 has been received from the Internal Revenue Service.


G.  FORM 5500 RECONCILIATION
    ------------------------

                                               DECEMBER 24,       DECEMBER 24,
                                                  2000               1999
                                                  ----               ----

Net Assets per Form 5500                       $ 43,869,495       $ 45,490,999

         Contributions Receivable                         0             13,870
                                               ------------       ------------

Net Assets                                     $ 43,869,495       $ 45,504,869
                                               ============       ============

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

H.  EXPENSES OF THE PLAN
    --------------------

A significant portion of the plan expenses incurred in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of the BGEA/Boston Globe Taft-Hartley Health Fund. Administrative expenses paid by the BGEA/Boston Globe Taft-Hartley Health Fund totaled $0 in 2000 and $11,468 in 1999.


I.  INACTIVE PARTICIPANTS
    ---------------------

Certain former employees have elected to retain their investments in the net assets of the Plan. As of December 24, 2000 and 1999, Plan assets of inactive participants totaled approximately $1,631,047 and $808,844.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

Schedule H, Part IV
Item 4i - Schedule of Assets Held for Investment Purposes.

     (a)                    (b)                                      (c)                            (d)                   (e)
---------------      -------------------   -----------------------------------------------   ----------------  -------------------
                                                      Description of          Ending                                 Fair Market
Type                 Identity of Issuer                 Investment            Units                 Cost                Value
---------------      -------------------   ---------------------------   -----------------   ----------------  -------------------

MONEY MARKET
                     Putnam                Putnam Money
                     Investments           Market Fund                          2,024,178       $  2,024,178         $  2,024,178

U.S. GOVERNMENT
                     Putnam                Putnam US
                     Investments           Government Income                       59,994            743,422              766,726

GROWTH & INCOME
                     Putnam                Putnam
                     Investments           Growth & Income                         55,307          1,038,380            1,051,947

                     Putnam                Putnam Diversified
                     Investments           Income Trust                            91,935            947,121              900,960

                     Domini                Common
                     Social Equity         Stock                                    3,116            124,520              106,643

AGGRESSIVE GROWTH
                     Putnam                Putnam New
                     Investments*          Opportunities Fund                      61,395          5,646,305            3,678,788

COMMON STOCK
                     Putnam                Putnam Vista
                     Investments*          Fund                                   345,480          6,489,904            4,498,153


                                        9



     (a)                    (b)                                      (c)                            (d)                   (e)
---------------      -------------------   -----------------------------------------------   ----------------  -------------------
                                                      Description of          Ending                                 Fair Market
Type                 Identity of Issuer                 Investment            Units                 Cost                Value
---------------      -------------------   ---------------------------   -----------------   ----------------  -------------------
COMMON STOCK, continued
                     Putnam                The George Putnam
                     Investments*          Fund of Boston                         255,732          4,153,448             4,334,664

                     Putnam                Putnam
                     Investments           S&P 500                                 40,249          1,205,842             1,260,998

                     Putnam                Putnam
                     Investments           International Growth                    41,065          1,176,193               981,034

                     Putnam                Putnam Voyager
                     Investments*          Fund                                   511,925         15,928,636            12,142,855

COMMON STOCK SECTOR
                     Putnam                Putnam Health
                     Investments*          Sciences Trust                          81,004          6,125,290             6,362,849

EQUITY SECURITIES
                     New York              Common
                     Times*                Stock                                   122,262         2,530,536             4,760,566

                     Lucent                Common
                     Technologies          Stock                                     8,582           263,131               116,924


                                       10



     (a)                    (b)                                      (c)                            (d)                   (e)
---------------      -------------------   -----------------------------------------------   ----------------  -------------------
                                                      Description of          Ending                                 Fair Market
Type                 Identity of Issuer                 Investment            Units                 Cost                Value
---------------      -------------------   ---------------------------   -----------------   ----------------  -------------------

EQUITY SECURITIES, continued
                     AT&T                   Common
                     Corp                   Stock                                    4,073          160,862                 72,551

                     NCR                    Common
                     Corporate Stock        Stock                                      217            7,725                 10,656

                     Avaya                  Common
                     Stock                  Stock                                      682           14,844                  7,585

OTHER
                     Participant            Participant Loans with
                     Loans                  Interest rates ranging from
                                            6.0% to 10.0%                              N/A          791,418                791,418
                                                                                               ------------            -----------

               Total Plan Assets                                                               $ 49,371,755            $43,869,495
                                                                                               ============            ===========


o     * This investment represents 5% or more of the Plan's Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


Reportable Transactions

FOR THE YEAR ENDED 12/24/00

DESCRIPTION                TYPE             SHARES            COST/PROCEEDS
-----------                ----             ------            -------------

None



FOR THE PERIOD ENDED 12/24/99

DESCRIPTION                TYPE             SHARES            COST/PROCEEDS
-----------                ----             ------            -------------

Putnam Voyager             Purchase         102,300           2,898,932

                         INDEPENDENT AUDITOR'S CONSENT



THE NEW YORK TIMES COMPANY:


      We consent to the incorporation by reference in Registration Statement No. 33- 50461 on Form S-8 of our report dated June 6, 2001, on our audits of the statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 2000 and December 24, 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 24, 2000, the year ended December 24, 1999, and the year ended December 31, 1998, which report is included in this Annual Report on Form 11-K.




 /s/ Hoffman & Manning
---------------------------
Hoffman & Manning CPAs



Boston, Massachusetts
June 6, 2001